UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-22997

SPECTRUM ORGANIC PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

5341 Old Redwood Highway, Suite 400, Petaluma, California 94954

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, without par value

(Titles of each class of securities covered by this Form)

(Titles of all other class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       ☒             Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii)  ☐             Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i)       ☐             Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii)      ☐             Rule 12h-3(b)(2)(ii) ☐
                       Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, Spectrum Organic Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   December 20, 2005                                                                  By: /s/ Ira J. Lamel
Name:  Ira J. Lamel
Title:    Executive Vice President & Chief Financial Officer